SHANGHAI COMMERCIAL BANK LTD
(INCORPORATED IN HONGKONG)
**TSIMSHATSUI BRANCH**
7 HANKOW ROAD, TSIMSHATSUI
KOWLOON, HONG KONG

FAX NO : (852) 27303367
TEL NO : (852) 27308211
WEB SITE : www.shacombank.com.hk

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**Confidential**

Our Reference: CC16/335/0805374

August 19, 2008

Mr Lee Kwok Leung
Director
Green Dragon Wood Products Co Ltd
Flat 1914, Miramar Tower
132 Nathan Road
Tsimshatsui, Kowloon

Dear Mr Lee,

**Re: Banking Facilities**

We refer to our previous facility letter dated March 15, 2007 and are pleased to confirm that the following banking facilities ("Facilities") as described in this letter ("Facility Letter") are available to you subject to the provisions herein contained, the Terms and Conditions and the Appendix hereto. Please note that the Appendix forms an integral part of this Facility Letter and the terms and expressions used herein are as defined and construed in the Appendix. This Facility Letter is intended to set out all the terms and provisions of the Facilities.

| Description of Facilities | Features |
|---|---|
| **Revolving Trade Financing Facilities:**<br><br>**(i) not to exceed HKD5,500,000 for L/C, I/B, T/R, I/N, I/V and P/L, within which, T/R, I/N, I/V and P/L are subject to a sub-limit of HKD4,500,000, and within the sub-limit, I/N, I/V and P/L are further confined as follows:**<br><br>**(a) I/N and I/V : HKD2,500,000**<br><br>**(b) P/L: HKD2,000,000** | • Interest on I/B, I/N, I/V and P/L in HK Dollars is to be charged at 0.25% p.a. over Prime. At current Prime of 5.5% p.a., the effective interest rate is 5.75% p.a.<br><br>• Interest on I/B, I/N, I/V and P/L in US Dollars is to be charged at 0.25% p.a. over US Prime. At current US Prime of 5% p.a., the effective interest rate is 5.25% p.a.<br><br>• Otherwise, interest and fees are to be charged at our prevailing rates applicable to trade financing facilities.<br><br>• I/B is to be repaid within 120 days from the delivery of goods and/or documents under our L/C, less any usance/credit periods granted by your suppliers. |

Green Dragon Wood Products Co Ltd

- I/N or I/V up to 120 days, less any credit periods granted by your suppliers, can be drawn for the retirement of inward collection bills or settlement of accounts due and payable to your suppliers respectively. In the latter case, you must lodge with us your suppliers' invoices plus any evidence of receipt of goods acceptable to us. Proceeds of payment will be remitted to your supplier's account directly by us.

- Subject to our approval from time to time at our discretion, draw-down of I/V is currently restricted to the following suppliers:

    1. Cotimber S.r.l;
    2. David R. Webb Company, Inc;
    3. F W Bath & Co GMBH;
    4. Honah Ltd, Hong Kong;
    5. Interstate Forest Products LLC, Brazil;
    6. Merten Woodproducts GMBH;
    7. Pollmeier Massivholz GMBH & Co;
    8. Regalis International Sarl;
    9. Schlobach Gebr GMBH & Co KG;
    10. Stora Enso Timber Ag;
    11. Superior Hardwoods of Ohio, Inc; and
    12. Tai Wah Timber Factory Ltd.

- Invoices issued by your group company(s) or related company(s) will not be considered as eligible.

- P/L is available up to 70% of the unused value of export L/Cs lodged with us and issued in your favour by banks acceptable to us.

**(ii) not to exceed HKD2,000,000 for O/B**

- Negotiation of O/B is to be effected only against documents which are in strict compliance with all terms of its corresponding L/Cs.

Green Dragon Wood Products Co Ltd

| | | |
|---|---|---|
| **Securities** | : | 1. An existing charge on cash deposits for not less than USD264,500 held in your name; and |
| | | 2. Existing continuing guarantees in our favour given by Mr Lee Kwok Leung to secure all amounts payable by Green Dragon Wood Products Co Ltd for an aggregate amount of HKD7,500,000 together with interest, fees, costs and expenses. |

(Collectively, the "Security Documents")

| | | |
|---|---|---|
| **Facility Fee** | : | An annual fee for HKD11,250 will be debited from your Checking Account. |

| | | |
|---|---|---|
| **Privilege** | : | You will enjoy a favourable scale of charges on our trade services as follows: |

L/C opening commission:

| | |
|---|---|
| - Up to USD50,000 or its equivalence in other currencies | 1/4% |
| - Balance in excess of USD50,000 | 1/16% |

**Please indicate your acceptance of the Facilities by signing and returning the enclosed duplicate of this Facility Letter duly signed by you and the relevant party(ies) (if any) within 14 days hereof. This letter shall be supplemental and additional to our previous facility letter dated March 15, 2007.** If and to the extent there is any inconsistency between this letter and the said letter, the terms of this letter shall prevail.

If you have any queries regarding this letter, please do not hesitate to contact Mr Mak Hon Ming, Branch Manager at 27370128 or Ms Elaine Wong, Relationship Manager at 27370166.

SHANGHAI COMMERCIAL BANK LTD
(INCORPORATED IN HONGKONG)



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Green Dragon Wood Products Co Ltd

We offer an array of wealth management and insurance products to meet your corporate and personal needs. Your designated officer will be glad to introduce our professional staff to you for tailoring the most suitable insurance and investment plan at your choice so you can secure yourselves with various types of protection and grow your wealth continuously.

Yours sincerely,
For and on behalf of
Shanghai Commercial Bank Ltd

Authorized Signatures

YUEN Man-ho (B-712) WONG Kwei-fun (A-279)

**We agree to accept the Facilities and be bound by all the Terms and Conditions as the Borrower and Chargor.**

*For and on behalf of*
GREEN DRAGON WOOD PRODUCTS CO. LIMITED
隆 基 木 業 有 限 公 司

Authorized Signature(s)

Borrower and Chargor: Green Dragon Wood Products Co Ltd
Date:

**I agree to be bound by the above terms as the Guarantor.**

Guarantor: Lee Kwok Leung
Date: